

Notice of Special Meeting of Shareholders

December 12, 2022

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

1 Notice of Meeting

NOTICE IS HEREBY GIVEN that the Special Meeting of shareholders (the "**Meeting**") of Liminal BioSciences Inc. (the "**Company**", "**Liminal BioSciences**", "we" or "us") will be conducted as a virtual only meeting via a live webcast on Friday, January 20, 2023 at 8:30 a.m. (Eastern time) at https://web.lumiagm.com/469778053. The purpose of the Meeting is to:

1 consider and, if deemed advisable, adopt a special resolution (the "**Consolidation Resolution**"), the full text of which is reproduced in Schedule "A" to the Management Information Circular, authorizing the board of directors of the Company (the "**Board**") to amend the articles of the Company to effect a consolidation of all of the issued and outstanding common shares of the Company (the "**Common Shares**"), on the basis of a consolidation ratio of ten (10) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the "**Share Consolidation**"), effective as at the discretion of the Board (for details, see subsection "Share Consolidation" under the "Business of the Meeting" section of the Management Information Circular); and

2 transact such other business as may properly be brought before the Meeting, or any reconvened meeting following its adjournment or postponement.

Shareholders are reminded to review the Management Information Circular carefully before voting because it has been prepared to help you make an informed decision.

1.1 Notice-and-Access

As permitted by Canadian securities regulators, you are receiving this notification as the Company has decided to use the "notice-and-access" mechanism for delivery to the shareholders of this notice of special meeting of shareholders, the Management Information Circular and other proxy-related materials (the "**Meeting Materials**"). Notice-and-access is a set of rules that allows issuers to post electronic versions of proxy-related materials online, via SEDAR and one other website, rather than mailing paper copies of such materials to shareholders. Under notice-and-access, shareholders still receive a proxy form or voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, shareholders receive a notice which contains information on how they may access the Meeting Materials online and how to request a paper copy. The use of notice-and-access will directly benefit the Company by substantially reducing its printing and mailing costs, is more environmentally friendly as it reduces paper use and provides more timely access to materials by shareholders.

1.2 How to access the Meeting Materials

Our Website	**On SEDAR**	**On EDGAR**
www.liminalbiosciences.com	Sedar.com	Sec.gov
under "Investors & Media"/ "Shareholder Information"	under the Company's profile	under the Company's profile

1.3 How to request a paper copy of the Meeting Materials

1.3.1 Before the Meeting

If your name appears on a share certificate, you are considered as a "registered shareholder." You may request paper copies of the Meeting Materials at no cost to you by calling Computershare Investor Services Inc. ("**Computershare**") toll-free, within North America - **1-866-962-0498** or direct, from outside of North America – **514-982-8716** and entering your control number as indicated on your form of proxy.

If your Common Shares are listed in an account statement provided to you by an intermediary, you are considered as a "non-registered shareholder." You may request paper copies of the Meeting Materials from Broadridge at no cost to you up to one year from the date the Management Information Circular was filed on SEDAR through the Internet by going to www.proxyvote.com or by telephone at **1-877-907-7643** and entering the 16-digit control number located on the voting instruction form or notification letter and following the instructions provided.

Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

In any case, requests should be received at least five (5) business days prior to the proxy deposit date, which is set for January 18, 2023 at 8:30 a.m. (Eastern time), in order to receive the Meeting Materials in advance of the voting deadline and the Meeting date. To ensure receipt of the paper copy in advance of the voting deadline and Meeting date, we estimate that your request must be received no later than 8:30 a.m. (Eastern time) on January 11, 2023.

1.3.2 After the Meeting

By telephone at **1-888-959-4007** or online at https://liminalbiosciences.com/contact/. A copy of the Meeting Materials will be sent to you within ten (10) calendar days of receiving your request.

1.4 Participating at the Meeting

The Company is holding the Meeting as a virtual only meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. Shareholders will not be able to attend the Meeting in person. The Company views the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation, making the Meeting more accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting, which is consistent with the goals of the regulators, stakeholders, and others invested in the corporate governance process. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/469778053 (meeting ID: 469-778-053). Non-registered shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend, participate or vote at the Meeting.

A shareholder who wishes to appoint a person other than the Company nominees identified on the form of proxy or voting instruction form to represent him, her or it at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. **If you wish that a person other than the Company nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a non-registered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder.** Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Liminal and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a Username via email.

1.5 Record Date

The record date for determination of shareholders entitled to receive notice of and to vote at the Meeting is December 5, 2022. The deadline for receiving duly completed forms of proxy or voting instruction forms or a vote using the mail, the telephone or over the Internet is 8:30 a.m. (Eastern time) on January 18, 2023.

1.6 Questions

1.6.1 Registered shareholder

If you are a registered shareholder and have any questions regarding this notice, the notice-and-access mechanism or the Meeting, please contact Computershare by phone at 1-800-564-6253 (toll free in Canada and the United States) between 8:30 a.m. and 8:00 p.m. Eastern time or 514-982-7555 (international direct dial) or by email at **service@computershare.com**.

1.6.2 Non-registered shareholder

If you are a non-registered shareholder and have any questions regarding this notice or the Meeting, please call your intermediary. If you have any questions regarding the notice-and-access mechanism, please contact Broadridge Investor Communication Solutions by phone at **1-855-887-2244**, or by email at **noticeandaccess@broadridge.com**.

By order of the Board of Directors,

(s) *Marie Iskra*

Marie Iskra
General Counsel and Secretary
Laval, Québec, this 12th day of December, 2022